U.S. SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                                   FORM 5

            ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
   Section 17(a) of the Public Utility Holding Company Act of 1935 or
            Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

[X]  Form 3 Holdings Reported

[X]  Form 4 Transactions Reported

1.  Name and Address of Reporting Person*

 Prentice               Karen
  (Last)                (First)         (Middle)

172 Tecumseh Drive
     Street

   Hanover                      MA             02239
    (City)                    (State)          (Zip)

2.  Issuer Name and Ticker or Trading Symbol

Cavalcade of Sports Media, Inc.

3.  IRS Identification Number of Reporting Person, if an Entity
    (Voluntary)


4.  Statement for Month/Year

    December, 2002

5.  If Amendment, Date of Original (Month/Year)


6.  Relationship of Reporting Person(s) to Issuer
    (Check all applicable)

  [ ] Director                            [X]  10% Owner
  [ ]  Officer (give title below          [ ]  Other (specify below

7.  Individual or Joint/Group Filing (Check applicable line)

  [ ] Form filed by One Reporting Person
  [X] Form filed by more than One Reporting Person

Table I-Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.  Title of Security (Instr. 3)

    3     Common Stock
    3     Common Stock

2.  Transaction Date (mm/dd/yy)

    04-22-02
    11/19/02

3.  Transaction Code (Instr. 8)

    G
    G

4.  Securities Acquired (A) or Disposed of (D)
   (Instr. 3, 4, and 5)
                 (A)
     Amount       or      Price
                 (D)

   200,000        D        --
     5,697        D        --

5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year (Instr. 3 and 4)

    5,367,183

6.  Ownership Form:  Direct (D) or Indirect (I)
   (Instr. 4)

    D

7.  Nature of Indirect Beneficial Ownership
  (Instr. 4)

*If the form is filed by more than one Reporting Person, see Instruction
4(b)(v).

Reminder:  report on a separate line for each class of securities
           Beneficially owned directly or indirectly.

Table II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
           (e.g., puts, calls, warrants, options, convertible securities)

1.  Title of Derivative Security
  (Instr. 3)


2.  Conversion or Exercise Price of Derivative Security


3.  Transaction Date (Month/Day/Year)


4.  Transaction Code
  (Instr. 8)


5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)


6.  Date Exercisable and Expiration Date (Month/Day/Year)

   Date                         Expiration
  Exercisable                      Date


7.  Title and amount of Underlying Securities
  (Instr. 3 and 4)

    Title                      Amount or
                            Number of Shares


8.  Price of Derivative Security
   (Instr. 5)


9.  Number of Derivative Securities Beneficially Owned at End of Year
  (Instr. 4)


10.  Ownership Form of Derivative Security:  Direct (D) or Indirect (I)
  (Instr. 4)


11.  Nature of Indirect Beneficial Ownership
  (Instr. 4)


Explanation of Responses:



By:/s/ Karen Prentice                           04/23/03
       Karen Prentice                             Date

Other Reporting Person, included in accordance with 4(b)(v) of the Instructions on Form 5:

Ed Litwak, 12268 Via Latina, Del Mar, CA 92914, may have an indirect interest in the shares.


By:/s/ Ed Litwak                                04/29/03
       Ed Litwak                                  Date

** Intentional misstatements of omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.